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                        HERTZ TECHNOLOGY GROUP, INC.
                 PROSPECTUS SUPPLEMENT, DATED MARCH 5, 1997


1. On February 25, 1997, the Underwriter released an aggregate of 62,500 Shares from its lock-up of the 750,000 Shares being offered by the Selling Shareholders under the alternate prospectus. These 62,500 Shares are being sold by the Selling Shareholders in a privately negotiated transaction.

2. On February 13, 1997, Robert J. Cohen was elected Controller and Principal Financial Officer of the Company. He succeeded Mr. John C. Rudy who had earlier resigned as Vice President and Principal Financial Officer. Mr. Cohen is a certified public accountant who, from 1991 to 1996, had been Controller of Merlite Industries Inc., a company engaged in the jewelry importing and marketing business.